Exhibit 99.4

SEDAR+ Version

Form of Agreement

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 2nd day of November, 2026.

BETWEEN:

[●]

(the “Securityholder”);

- and -

Aurora Cannabis Inc.

(“Aurora”);

WHEREAS the Securityholder is the registered holder and/or beneficial owner of, or exercises control or direction over, the number of securities set forth on the Securityholder’s signature page of this Agreement (the “Subject Securities”);

AND WHEREAS the Organigram Global Inc. (the “Purchaser”) and Aurora have entered into an arrangement agreement (as may be amended from time to time, the “Arrangement Agreement”) concurrently with the entering into of this Agreement and propose to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Securityholder acknowledges that Aurora would not enter into the Arrangement Agreement or complete the transactions contemplated thereby, but for the execution and delivery of this Agreement (and on the terms and conditions herein contained) by the Securityholder;

AND WHEREAS all capitalized terms used but not otherwise defined in this voting and support agreement (this “Agreement”) shall have the respective meanings ascribed to them in the Arrangement Agreement.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Securityholder and Aurora (collectively, the “parties” and each, a “party”) agree as follows:

1.	The Securityholder hereby irrevocably covenants and agrees, solely in his or her capacity as a securityholder of the Purchaser and not in his or her capacity as an officer or director of the Purchaser, from the date hereof until the termination of this Agreement in accordance with its terms:

(a)	to attend (in person or by proxy) and to cause to be counted as present for purposes of establishing quorum at any meeting of securityholders of the Purchaser (including the Purchaser Meeting and in connection with any separate vote of any sub-group of securityholders of the Purchaser that may be required to be held and of which sub-group the Securityholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders or other securityholders of the Purchaser is sought (including by written consent in lieu of a meeting), and vote or to cause to be voted (and not withdraw any proxies or change his or her vote in respect thereof) all of the Subject Securities entitled to vote, including any Purchaser Shares or other securities of the Purchaser directly or indirectly acquired by or issued to the Securityholder after the date hereof (including any Purchaser Shares issued upon the exercise or settlement of any Purchaser Options, Purchaser RSUs, Purchaser PSUs, Purchaser DSUs or Purchaser Warrants), (A) in favour of (i) the approval, consent, ratification and adoption of the Purchaser Resolution, the Transactions and any other transactions contemplated by the Arrangement Agreement, (ii) any proposal to adjourn or postpone such meeting if such adjournment or postponement is proposed pursuant to and in compliance with the provisions of the Arrangement Agreement, (iii) any other matters or actions that could reasonably be expected to facilitate the consummation of the transactions contemplated by the Arrangement Agreement, and (B) against (i) any Acquisition Proposal with respect to the Purchaser and any action, proposal, transaction, agreement or matter that could reasonably be expected to facilitate any such Acquisition Proposal, and (ii) any proposed action, proposal, transaction, agreement or matter which would reasonably be expected to adversely affect, reduce the likelihood of, prevent, materially delay or interfere with the completion of the Transactions and any other transactions contemplated by the Arrangement Agreement;

(b)	as soon as practicable following the mailing of the Joint Circular, and in any event, no later than ten (10) Business Days prior to the Purchaser Meeting (or as far in advance as practicable of every adjournment or postponement thereof), to deliver or to cause to be delivered (i) with respect to any Subject Securities registered in the name of the Securityholder, to the Purchaser or its transfer agent in accordance with the instructions set out in the Joint Circular, and (ii) with respect to any Subject Securities beneficially owned but not registered in the name of the Securityholder, to the intermediary through which the Securityholder holds his or her beneficial interest, in each case with a copy to Aurora and the Purchaser concurrently, duly executed proxies or voting instruction forms voting in favour of the approval of the Purchaser Resolution, the Transactions and any other transactions contemplated by the Arrangement Agreement and against the matters described in Section 1(a)(B), to name in such proxies or voting instruction forms those individuals as may be designated by the Purchaser in the Joint Circular and such proxies or voting instruction forms not to be revoked, withdrawn, invalidated or modified without the prior written consent of Aurora;

(c)	not to, directly or indirectly, without the prior written consent of Aurora: (i) sell, transfer, gift, assign, tender, grant a participation interest in, option, hedge, pledge, hypothecate, create, amend or suffer to exist any Liens on, grant a security or voting interest in or otherwise convey, encumber or dispose of any right or interest in (each, a “Transfer” and “to Transfer” shall have a correlative meaning), or enter into any agreement, commitment, understanding, option or other arrangement (including any profit sharing arrangement, forward sale, derivative or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; (ii) grant any proxies, voting instructions or power of attorney, deposit any of its Subject Securities into any voting trust or pooling agreement or enter into any other voting arrangement, commitment or understanding, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement and any amendment thereto; (iii) requisition or join in the requisition of any meeting of securityholders of the Purchaser, or give any consent or approval of any kind as to its Subject Securities, in respect of any Acquisition Proposal or any matter described in Section 1(a)(B); or (iv) agree to take any of the actions described in the foregoing clauses (i), (ii) and (iii); provided that, the Securityholder may (A) exercise Purchaser Options or Purchaser Warrants, or have Purchaser RSUs, Purchaser PSUs or Purchaser DSUs settled, in each case to acquire additional Purchaser Shares, which Purchaser Shares shall be Subject Securities for all purposes of this Agreement, and (B) Transfer Subject Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly wholly-owned or controlled by the Securityholder or under common control with or controlling the Securityholder provided that (x) such Transfer shall not relieve or release the Securityholder of or from his or her obligations under this Agreement, including, without limitation, the obligation of the Securityholder to vote or cause to be voted all Subject Securities at any meeting of securityholders of the Purchaser (including the Purchaser Meeting in connection with any separate vote of any sub-group of securityholders of the Purchaser that may be required to be held and of which sub-group the Securityholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders or other securityholders of the Purchaser is sought (including by written consent in lieu of a meeting) in favour of the approval of the Purchaser Resolution, the Transactions and any other transactions contemplated by the Arrangement Agreement, and (y) prompt written notice of such Transfer is provided to Aurora and the transferee agrees to be bound by the terms of this Agreement as though it were an original signatory hereto on terms acceptable to Aurora acting reasonably;

(d)	to waive, to the fullest extent permitted by Law, and not to exercise, any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Purchaser Resolution, the Arrangement or the Transactions; and

(e)	to notify Aurora of any new Subject Securities acquired by the Securityholder after the execution of this Agreement and acknowledges that any such new Subject Securities will be subject to the terms of this Agreement as though owned by the Securityholder on the date of this Agreement.

2.	Nothing herein shall restrict or limit the Securityholder from taking any action required to be taken in the discharge of his or her fiduciary duty as a director or officer of the Purchaser and permitted by, and done in compliance with, the Arrangement Agreement, in his or her capacity as a director or officer of the Purchaser. Aurora hereby acknowledges and agrees that the Securityholder is not making any agreement or understanding herein in any capacity other than in its capacity as a securityholder of the Purchaser.

3.	The Securityholder hereby represents and warrants to Aurora, and acknowledges that Aurora is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement, that: (i) the Securityholder has the requisite capacity to execute and deliver this Agreement and to perform his or her obligations hereunder, and this Agreement has been duly executed and delivered and, assuming the due authorization, execution and delivery by Aurora, is a valid and binding agreement, enforceable against the Securityholder in accordance with its terms, and the performance by the Securityholder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment or agreement to which the Securityholder is a party or by which the Securityholder or any of his or her property or assets is bound at the time of such performance, or any judgment, order or Law applicable to the Securityholder; (ii) the Securityholder is the sole registered holder and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever; (iii) no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement; (iv) other than the Subject Securities, the Securityholder and its affiliates do not hold or own, or exercise control or direction over, or hold any right to acquire, any securities of the Purchaser or any of its subsidiaries; (v) the Securityholder has, and immediately prior to the Effective Time will continue to have, sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement with respect to all of the Subject Securities, and none of the Subject Securities is subject to any proxy, power of attorney, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approvals of any kind, other than pursuant to this Agreement; (vi) to the knowledge of the Securityholder, there is no action, suit, proceeding, claim or investigation pending or threatened against the Securityholder that would adversely affect his or her ability to enter into or perform this Agreement or his or her title to any of the Subject Securities; and (vii) the Securityholder has read this Agreement in its entirety, understands it and agrees to be bound by its terms, has been advised to seek independent legal advice with respect to this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of such advice, and is entering into this Agreement voluntarily.

4.	Aurora hereby represents and warrants, that:

(a)	it is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and no other corporate proceedings on the part of Aurora are necessary to authorize this Agreement; and

(b)	it has duly executed and delivered this Agreement which constitutes a legal, valid and binding agreement of Aurora enforceable against it in accordance with its terms subject only to (i) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Laws of general application affecting the enforcement of creditors’ rights generally, and (ii) the discretion that a court may exercise in the granting of remedies such as specific performance and injunction.

5.	This Agreement may be terminated at any time upon the mutual written agreement of the parties hereto and shall automatically terminate upon the earlier of: (i) the Effective Time; (ii) a Purchaser Change in Recommendation; (iii) an Aurora Change in Recommendation; or (iv) the termination of the Arrangement Agreement in accordance with its terms. No termination of this Agreement shall relieve any party from liability for any breach of this Agreement prior to such termination.

6.	Each of the Securityholder and Aurora will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.	This Agreement may not be waived, modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the Securityholder and Aurora.

8.	If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

9.	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party, except that Aurora may assign all or any portion of its rights and obligations under this Agreement to any of its affiliates which agrees to be bound by the applicable covenants of Aurora contained herein and comply with the applicable provisions of this Agreement, but none of any such assignments shall relieve Aurora of its obligations hereunder and Aurora shall continue to be fully liable as primary obligor, on a joint and several basis with any such entity, to the Securityholder for any default in performance by the assignee of Aurora’s obligations hereunder.

10.	This Agreement shall be binding upon and enure to the benefit of the parties and their respective heirs, legal representatives, successors and permitted assigns. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect thereto. Time shall be of the essence in this Agreement.

11.	The parties acknowledge that the form of this Agreement will be filed by the Purchaser on SEDAR+ at www.sedarplus.com. The Securityholder hereby authorizes Aurora and the Purchaser to publish and disclose in any press release, material change report, announcement or disclosure required by any Governmental Entity and in any circular relating to the Purchaser Meeting or the Aurora Meeting the Securityholder’s identity, the Subject Securities and the nature of the Securityholder’s obligations under this Agreement in a manner consistent with disclosure made by the Securityholder with respect to its beneficial ownership or exercise of control or direction over Subject Securities in its public filings, as applicable, in each case, upon reasonable prior written notice to the Securityholder.

12.	This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction. The parties irrevocably submit to the exclusive jurisdiction of the courts of the Province of British Columbia in the City of Vancouver with respect to any dispute, claim or other matter arising under this Agreement and irrevocably waive, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of any such claim and any right to trial by jury with respect to any claim arising out of or relating to this Agreement. The parties agree that final judgment in any such claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

13.	The Securityholder acknowledges and agrees that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, Aurora shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it may be entitled at law or in equity, and the Securityholder hereby waives the defence of adequacy of a remedy at law and any requirement for the securing or posting of any bond in connection with obtaining any such relief, and agrees not to oppose, contest or otherwise challenge the availability of specific performance or other equitable relief as a remedy for any breach of this Agreement.

14.	This Agreement may be executed in any number of counterparts (including counterparts by e-mail transmission or other electronic means) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of a similar executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

AURORA CANNABIS INC.

By:
Name:
Title:

(Print Name of Securityholder)

(Signature of Securityholder)

(Print Name and Title)

Address:

Telephone:
Email:
Number of Securityholder Shares:
Purchaser Shares
Purchaser Preferred Shares

Number and type of Convertible Securities held:

Purchaser RSUs:

Purchaser DSUs:

Purchaser PSUs:

Purchaser Options:

Purchaser Warrants: